United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of August, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: August 24, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, August 25, 2009	www.gruma.com

GRUMA CONTINUES ITS NEGOTIATIONS WITH ITS DERIVATIVE COUNTERPARTIES

AND OBTAINS AN ADDITIONAL EXTENSION

Monterrey, N.L., Mexico, August 25, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) entered into certain agreements during the months of March, June and July 2009 to terminate its foreign exchange derivative instruments, pursuant to which a total of U.S.$726.6 million is payable on August 25, 2009, according to the temporary extension announced on July 27, 2009. GRUMA continues its negotiations with its derivative counterparties in order to convert such amounts into term loans and has therefore obtained an additional extension of such payment date to September 21, 2009 in order to finalize definitive documentation in respect of such loans. The timing for the finalization of definitive documentation is contingent upon the conclusion of such negotiations and the refinancing of GRUMA's debt obligations under its 5-year revolving credit facility with BBVA Bancomer, as agent, and its Ps$3,367 million peso-denominated credit facility from Bancomext (Banco Nacional de Comercio Exterior).

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.